[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

April 4, 2025

Daniel Greenspan

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Preliminary Proxy Statement, filed February 25, 2025
by Silver Point Specialty Lending Fund (File No. 000-56533)

Dear Mr. Greenspan:

We are in receipt of the telephonic comments received on March 10, 2025 regarding the preliminary proxy statement (the “Preliminary Proxy Statement”) of Silver Point Specialty Lending Fund (the “Fund”), filed on February 25, 2025 pursuant to the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund has considered your comments and has authorized us to make on their behalf the responses set forth below. Capitalized terms not defined herein have the definitions set forth in the Preliminary Proxy Statement.

1.	Please provide via email a draft form of the proxy card and include the proxy card as an appendix in the definitive filing.

The Fund confirms it has provided a draft of the proxy card via email and will include the proxy card as an appendix in the definitive filing of the proxy statement.

2.	To the extent applicable, briefly outline any dissenters’ or similar rights with respect to the proposals. If not applicable, state that there are no dissenters’ rights.

The Fund confirms that there are no dissenters’ or similar rights with respect to the proposals. The Fund has revised the disclosure as requested.

3.	Provide the information required by Item 6(d) of Schedule 14A.

The Fund has provided the requested disclosure.

4.

To the extent applicable, provide disclosure stating that, due to the non-routine nature of the proposals, with respect to shares held through a broker or other intermediary, if a beneficial owner does not provide proxy voting instructions to the intermediary, then the intermediary will not be able to vote a proxy with respect to their shares, and such shares will not count for purposes of determining a quorum.

All of the Fund’s outstanding shares are held directly by beneficial owners and are recorded as such on Fund’s books and records. None are held through banks, broker dealers or other intermediaries holding such shares in street name on behalf of the beneficial owners.

5.

With respect to the Background section, beginning on page 3 of the Preliminary Proxy Statement, please confirm supplementally whether the new subscriptions contemplated in connection with the Liquidity Transaction are necessary in order to provide shareholders with liquidity as required by the Shareholders Agreement.

Pursuant to the Shareholder Agreement, dated April 1, 2023, by and among the Fund and each shareholder of the Fund, the Fund is obligated to provide each shareholder with liquidity at net asset value prior to June 30, 2025. If the Fund fails to do so, it is required to begin winding up its affairs and liquidate. The subscription agreements contemplated in the Liquidity Transaction are part of the Fund’s efforts to provide liquidity to its current shareholders.

6.	Provide the information required by Item 22(c)(5) of Schedule 14A.

The Fund has provided the requested disclosure at “Proposal 1—Overview of Current Advisory Agreement—Personnel.”

7.

With respect to the first fee table on page 7 of the Preliminary Proxy Statement, illustrating the difference in fees between the Current Advisory Agreement and the Amended Advisory Agreement, please clarify why there is no difference in total operating expenses even though the total advisory fee increases.

With respect to the first fee table on page 7 of the Preliminary Proxy Statement, Total Operating Expenses accounts for all expenses, excluding Total Advisory Fees. Since the Amended Advisory Agreement affects only the Fund’s advisory fees and does not impact other operating expenses, Total Operating Expenses remain unchanged under both the Current Advisory Agreement and the Amended Advisory Agreement. We have revised the disclosure to clarify this point.

8.

With respect to the second fee table on page 7 of the Preliminary Proxy Statement, illustrating the difference in fees between the Amended Advisory Agreement assuming the Fund maintains 200% asset coverage and 150% asset coverage, please clarify why the increase in total operating expenses exceeds the increase in total advisory fees.

With respect to the second fee table on page 7 of the Preliminary Proxy Statement, Total Operating Expenses accounts for all expenses, excluding Total Advisory Fees. The increase in Total Operating Expenses under the Amended Advisory Agreement when assuming 150% asset coverage instead of 200% asset coverage is due to the increase in interest expense the Fund would incur from additional debt borrowings needed to meet the lower asset coverage ratio. We have revised the disclosure to clarify this point.

9.

With respect to the Board Considerations section under Proposal 1, beginning on page 7 of the Preliminary Proxy Statement, please make sure that any considerations that may have been adverse to the proposal are also disclosed and fairly described.

The requested disclosure has been added to the proxy statement at “Proposal 1—Board Considerations.”

10.

With respect to the Board Considerations section under Proposal 1, beginning on page 7 of the Preliminary Proxy Statement, please expand on the considerations discussed in the final paragraph of that section to more specifically describe what each consideration entails and what about those factors weighed in favor of the Board’s recommendation. Additionally, please clarify why the fee modifications are in the best interest of the shareholders and what, if anything, the proposal has to do with facilitating the Liquidity Transaction.

The requested disclosure has been added to the proxy statement at “Proposal 1—Board Considerations.”

11.	To the extent applicable, please provide the information required by Item 22(a)(3)(v) of Schedule 14A.

The Fund confirms there have no purchases or sales of securities of the investment adviser or its parents, or subsidiaries of either, since the beginning of the most recently completed fiscal year by any trustee or any nominee for election as a trustee of the Fund.

12.	Provide the information required by Item 22(c)(14) of Schedule 14A.

The Fund has provided the requested disclosure at “Proposal 1—Key considerations with respect to the structure of the Amended Advisory Agreement—Fees payable to the Adviser.”

13.	Please provide additional disclosure describing why the Board believes the amendment in Proposal 3 is necessary and describe any benefits and any potential negative effects of the amendment.

The requested disclosure has been added to the proxy statement at “Proposal 3—Board Considerations.”

Please telephone me at 212-735-3406 with any questions or comments you may have.

Sincerely,

/s/ Michael Hoffman

cc:	Silver Point Specialty Lending Fund
Brendan Lee
Steven Weiser